

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 12, 2019

Edward M. Weil, Jr.
Chief Executive Officer
Healthcare Trust, Inc.
405 Park Avenue, 3rd Floor
New York, New York 10022

> **Re: Healthcare Trust, Inc.**
> **Registration Statement on Form S-11**
> **Filed November 4, 2019**
> **File No. 333-234502**

Dear Mr. Weil:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ruairi Regan at (202) 551-3269 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Michael J. Choate, Esq.